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                                                               EXHIBIT 19(d)(10)

                                     NEWS RELEASE



FOR IMMEDIATE RELEASE

                            Supercanal Subsidiary Extends
                            Tender Offer for Tescorp Inc.

     Mendoza, Argentina (Jan. 12, 1998) -- Supercanal Holding S.A. announced today an extension of the tender offer by its subsidiary, Tescorp Acquisition Corporation, for all the outstanding common stock and all the outstanding Series 1995 8% Convertible Preferred Stock of Tescorp, Inc. to 12:00 midnight, New York City time, on Thursday, February 5, 1998, unless the offer is further extended.

     A Supercanal spokesman said that as a result of comments received from the staff of the Securities and Exchange Commission, both Tescorp Acquisition Corporation and Tescorp, Inc. will be supplementing the disclosures they made regarding the tender offer. The purpose of the extension is to give Tescorp stockholders an opportunity to review the supplemental disclosures.

     The Supercanal spokesman said that at 3:00 pm on Friday, Jan. 9, 1998, a total of 12,414,387 shares of common stock and 100,650 shares of 8% preferred stock had been tendered. Because Tescorp Acquisition Corporation already owns 6,006,006 shares of Tescorp Inc. common stock, if none of the tendered shares are withdrawn, Tescorp Acquisition Corporation would own approximately 95% of the outstanding common stock and 72% of the outstanding 8% preferred stock. That substantially exceeds the minimum percentages upon which the Tescorp Acquisition Corporation tender offer was conditioned.

     Tescorp Inc. stockholders will have the right to tender additional shares and to withdraw shares which have been tendered, until the expiration time of the tender offer.

     Supercanal Holding S. A. provides multi-channel television services via cable, wireless and DBS technology in Argentina. The company is the largest multiple system operator (MSO) in Argentina operating exclusively outside the Province of Buenos Aires.

     For further information, contract Mario Repetto at (305) 371-9144 or Frank
N. Hawkins, Jr./Julie Marshall at Hawk Associates, Inc. at (305) 852-2383.